May 4, 2009

Via EDGAR

John Reynolds, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-3561

RE:	Alternative Asset Management Acquisition Corp. Form 10-K for the fiscal year ended December 31, 2008 Filed March 16, 2009 File No. 001-33629

Dear Mr. Reynolds:

        This letter is in response to your letter dated April 21, 2009 to Mark D. Klein, the Chief Executive Officer of Alternative Asset Management Acquisition Corp. (the “Company”), setting forth the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing by the Company. For your convenience, the full text of the Staff’s comment is reproduced below together with the Company’s response thereto.

Signature Page

1. Please include in your future filings the signature of your controller or principal accounting officer as required by Form 10-K. See Instruction D(2)(a) to Form 10-K. If your Controller or Principal Accounting Officer has signed the Form 10-K, but the signature page does not indicate that the person signing occupies that position, then please confirm that in your future filings you will indicate each capacity in which the officers are signing the report. See Instruction D(2)(b) to Form 10-K.

Response:

The Company hereby advises the Staff that Paul D. Lapping, the Company’s Chief Financial Officer, Treasurer and Secretary, serves as the Company’s principal accounting officer and has signed the Form 10-K. The Company hereby confirms that in all future filings, it will indicate each capacity in which its officers are signing the report.

John Reynolds, Esq.
United States Securities and Exchange Commission
May 4, 2009

        The Company hereby represents and acknowledges to the Staff the following:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  The Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Should you have any questions, please contact the undersigned or our counsel, Douglas S. Ellenoff, at (212) 370-1300.

Very truly yours,

ALTERNATIVE ASSET MANAGEMENT ACQUISITION CORP.

By:	/s/ Paul D. Lapping
Name:	Paul D. Lapping
Title:	Chief Financial Officer, Treasurer and Secretary (Principal Accounting Officer)

cc:	Douglas S. Ellenoff, Esq. Edwin S. Kim, Esq.